[LETTERHEAD OF FREDRIKSON & BYRON, P.A.]

Direct: (612) 492-7067
Email: rranum@fredlaw.com
January 7, 2011
VIA EDGAR AND FEDEX
Mr. Ruairi Regan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re: Kips Bay Medical, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed December 17, 2010
File No. 333-165940
Dear Mr. Regan:
On behalf of Kips Bay Medical, Inc. (the “Company”), we are responding to your comment letter, dated January 4, 2011, to Mr. Manny Villafaña, Chairman and Chief Executive Officer of the Company, regarding the Company’s Amendment No. 7 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2010 (“Amendment No. 7”). A responsive Pre-Effective Amendment No. 8 to the Form S-1 (“Amendment No. 8”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 8 showing changes to the Amendment No. 7 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s response is provided below each comment.
General
1.	We note your response to the third bullet of prior comment 2. Please confirm, if true, that there have been no changes to the design of the product since the CE Mark was received in May 2010 and that there were no changes to the design of the product other than those disclosed in your response to the Notified Body on April 23, 2010.
Response: The Company respectfully advises the Staff that there have been no changes to the design of the eSVS MESH since the product received the CE Mark in May 2010 and that there have been no changes to the design of the eSVS MESH since the initiation of the Company’s international clinical trial other than those disclosed in the Company’s response to the Notified Body on April 23, 2010.

2.	Please update your prospectus to comply with Item 402 of Regulation S-K and otherwise update your prospectus accordingly.
Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 76 through 83 of Amendment No. 8.
Sales and Marketing, page 55
3.	We note your response to prior comment 3. Please revise to disclose, if true, that the distributors are small and that the company would not be harmed if the distribution agreements were terminated.
Response: After conversation with the Staff, the Company has elected to file its distribution agreements as exhibits to Amendment No. 8.
We believe that this response letter, together with Amendment No. 8 filed concurrently herewith, addresses the comments set forth in your letter. If we can be of any assistance to the Staff in explaining this response or the changes in the Amendment No. 8, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 8, please call me at (612) 492-7067 to discuss any additional questions or comments you might have.
Very truly yours,

/s/ Robert K. Ranum
Robert K. Ranum

cc:	Manny Villafaña
Scott Kellen
Michael P. Winegar
Christopher S. Auguste, Esq.
Ari Edelman, Esq.
Bill Huo, Esq.
Julie Sherman, Staff Accountant, SEC
Jeffrey Jaramillo, Accounting Branch Chief, SEC
Daniel Morris, Special Counsel, SEC
Amanda Ravitz, Assistant Director, SEC